 Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 13E-3
(Form Type)

Mobivity Holdings Corp.
(Exact Name of Registrant and Name of Person Filing Statement)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$1,009,685	(1)	0.00015310	$154.59	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$1,009,685
Total Fees Due for Filing				$154.59
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$154.59

(1)
 Calculated solely for purposes of determining the filing fee. This amount assumes that approximately 3,481,673 shares of common stock will be automatically converted into the right to receive $0.29 in cash per share in lieu of issuing fractional shares to holders of common stock if the proposed Reverse Stock Split is effected.

(2)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Total Transaction Valuation of $1,009,685 by 0.00015310.